SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 8, 2004

Microcell Telecommunications Inc.

800 de La Gauchetière Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2004

Microcell Telecommunications Inc.

By:

/s/ Jocelyn Côté Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of Microcell Telecommunications Inc. (the “Corporation”) will be held at the Hilton Montréal Bonaventure, 900, de La Gauchetière Street West, Montréal, Quebec, H5A 1E4, on Wednesday, May 5, 2004, at 11:00 a.m. for the purposes of:

1)	receiving the consolidated financial statements of the Corporation for the year ended December 31, 2003 and the Auditors’ report thereon;

2)	appointing Auditors and authorizing the Directors to fix their remuneration;

3)	adopting a resolution to confirm the general by-law of the Corporation, the full text of which is set out in Schedule A;

4)	adopting a resolution to confirm the expiration time under the Shareholder Rights Plan of the Corporation, the full text of which is set out in Schedule B;

5)	adopting a resolution to amend the Employee Stock Option Plan of the Corporation, the full text of which is set out in Schedule C;

6)	transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2003 Annual Report of the Corporation including the consolidated financial statements and the Auditors’ report thereon, together with the Management Proxy Circular and a Form of Proxy for the holders of voting Shares.

DATED at Montréal, Quebec, this 25th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Michel Cordeau
Secretary

MICROCELL TELECOMMUNICATIONS INC.
1250 René-Lévesque Blvd. West, 38th floor
Montréal, Quebec H3B 4W8

IMPORTANT

Shareholders registered at the close of business on March 15, 2004, will be entitled to receive notice of the Meeting. Holders of voting shares who are unable to attend the Meeting are requested to sign the enclosed Form of Proxy and return it in the envelope provided for this purpose. Proxies must be received at the Montréal office of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8, no later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman on the day of the Meeting or any adjournment thereof.